Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

February 15, 2018

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NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 22, 2018
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Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special General Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 9:00 am (Israel time) on Thursday, March 22, 2018, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)
To ratify the election of each of Mr. Ran Gottfried and Mr. Jerrold S. Gattegno as an external director of the Company, each for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law; and

(2)	To approve the compensation of each of our external directors and our other independent directors, in accordance with the requirements of the Companies Law.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Tuesday, February 13, 2018 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and Proxy Statement to be provided separately, please mark, date, sign and mail the proxy or voting instruction form that will be provided to you as promptly as possible. If voting by mail, the proxy that will be provided to you must be received by our transfer agent or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions will be provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form to be provided to you. In the alternative, shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to be provided to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form.

Sol-Gel Technologies Ltd.